BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2017

CONTENTS



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

Jean Saylor

Michael S. Resnick

Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Barrett & Company
Providence, Rhode Island

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Barrett & Company (the Company) as of December 31, 2017, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Barrett & Company's financial statements. The Supplemental Information is the responsibility of Barrett & Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Frechette,
McCrory, Michael & Co.

We have served as the Company's auditor since 1996.

Providence, Rhode Island
February 12, 2018

40 Westminster Street, Suite 600 Providence, RI 02903 | P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44856

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence (City) **RI** (State) **02903** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville **(401)351-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name)*

40 Westminster Street (Address) **Providence** (City) **RI** (State) **02903** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN M. CAMBIO
MY COMMISSION EXPIRES
JULY 12, 2021
STATE OF RHODE ISLAND
NOTARY PUBLIC

Signature

Title PRES.

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	253,808
Receivables from clearing organizations		95,220
Securities owned, at market value		509
Furniture and office equipment, at cost, less accumulated		
depreciation $152,733		43,699
Other assets		1,702
	$	394,938

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Capital lease obligation	$	27,559
Accounts payable and accrued expenses		22,688
		50,247

CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized,		
269 shares issued and 244 shares outstanding		275,000
Additional paid-in capital		598,886
Retained deficit		(500,785)
		373,101
Less cost of treasury stock, 25 shares		(28,410)
		344,691
	$	394,938

BARRETT & COMPANY

STATEMENT OF INCOME
Year Ended December 31, 2017

REVENUES		
Commissions	$	2,431,410
Asset management fees		992,037
Gain on firm's securities trading accounts		13,929
Margin interest		64,744
Other revenue		203,493
		3,705,613
EXPENSES		
Stockholder officers' compensation and benefits		635,704
Employee compensation and benefits		2,166,674
Clearance charges paid to nonbrokers		144,005
Communications		155,499
Occupancy and equipment costs		183,897
Regulatory fees and expenses		29,899
Taxes, other than income taxes		119,135
Other operating expenses		277,239
		3,712,052
NET LOSS	$	(6,439)

BARRETT & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2017

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Deficit	Total Stockholder's Equity
Balances at January 1, 2017	244	$ 275,000	$ 598,886	$ (28,410)	$ (494,346)	$ 351,130
Net loss	-	-	-	-	(6,439)	(6,439)
Balances at December 31, 2017	244	$ 275,000	$ 598,886	$ (28,410)	$ (500,785)	$ 344,691

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,439)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		8,552
Loss on disposal of furniture and office equipment		361
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations		64,470
Securities owned, at market value		25,837
Other assets		(37)
Increase (decrease) in:		
Accounts payable and accrued expenses		(7,988)
Net cash provided by operating activities		84,756
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures		(4,146)
Net cash used in investing activity		(4,146)
CASH FLOWS FROM FINANCING ACTIVITY		
Principal payments on capital lease obligation		(2,323)
Net cash used in financing activity		(2,323)
Net increase in cash		78,287
CASH		
Beginning		175,521
Ending	$	253,808
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	1,550
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND		
FINANCING ACTIVITIES		
Capital expenditure funded by capital lease obligation	$	29,882

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Barrett & Company (The Company), located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Investment advisory income: Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholder, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, equipment and depreciation: Property and equipment are stated at cost.   Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.   Leasehold improvements are amortized over the economic useful life of the improvement. The depreciation expense and accumulated depreciation for the year ended December 31, 2017 were $8,552 and $152,733, respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred.   There were no advertising costs for the year ended December 31, 2017.

Recent financial reporting pronouncements: In May 2014 and in subsequent amendments, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09 which amended the Revenue from Contracts with Customers (Topic 606) of the Accounting Standards Codification. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact on its financial statements.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires organizations to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. The ASU is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact this guidance will have on the Company's financial statements.

Note 2.   CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2017 did not exceed insurance limits.

Note 3.   NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 4.   FAIR VALUE (CONTINUED)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Securities owned:					
Equities	$ 509	$ -	$ -	$ -	$ 509
	$ 509	$ -	$ -	$ -	$ 509

There were no transfers between level 1 and level 2 during the year.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 4. FAIR VALUE (CONTINUED)

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, borrowings, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 253,808	$253,808	$ -	$ -	$ 253,808
Receivables from clearing organizations	95,220	-	95,220	-	95,220
Other assets	1,702	-	1,702	-	1,702
	$ 350,730	$253,808	$96,922	$ -	$ 350,730
LIABILITIES					
Capital lease obligation	$ 27,559	$ -	$27,559	$ -	$ 27,559
Accounts payable and accrued expenses	22,688	-	22,688	-	22,688
	$ 50,247	$ -	$ 50,247	$ -	$ 50,247

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 5. <u>OPERATING LEASES</u>

The Company leases office space in Providence, Rhode Island, certain office equipment, and a vehicle under operating lease agreements. The Providence office space is leased from a related party (See Note 9). The various leases expire through February 2020. Total lease expense for the year ended December 31, 2017 was $128,045.

At December 31, 2017, future minimum lease payments for the office space, equipment, and vehicle were as follows:

Years ending December 31

2018	$	120,670
2019		116,649
2020		18,000
	$	255,319

Note 6. <u>CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS</u>

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7. <u>NET CAPITAL REQUIREMENT</u>

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital and net capital requirements of $298,793 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) at December 31, 2017 was 0.17 to 1.

Note 8. <u>STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5</u>

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2017.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 9.   RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The Company's sole stockholder owns a 33% interest in the partnership. The space is leased under a noncancelable lease that expires in February 2020. Rent expense related to the lease amounted to $108,000 for the year ended December 31, 2017.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. The stockholder of the Company has pledged certain personally owned marketable securities to fulfill this obligation.

Note 10.   PENSION PLAN

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2017.

Note 11.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 12.   CAPITAL LEASE OBLIGATION

The Company leases office equipment under an agreement that is classified as a capital lease. The cost of equipment under capital lease is included in the Statement of Financial Condition as furniture and office equipment and was $29,882 at December 31, 2017. Accumulated amortization of the leased equipment was $2,988 at December 31, 2017. Amortization of the asset under capital lease is included in depreciation expense.

The future minimum lease payments required under the capital lease as of December 31, 2017 are as follows:

Years ending December 31		
2018	$	7,746
2019		7,746
2020		7,746
2021		7,746
2022		3,876
Total minimum lease payments	$	34,860
Less: Amount representing interest		(7,301)
Present value of net minimum lease payments	$	27,559

Note 13.   CONTINGENCIES

The Company was a respondent to a complaint filed with the Rhode Island Department of Business Regulation by former customers who alleged violations of state rules and regulations. The Company has responded to all requests for information thus far. Given the status of this matter, it is not possible at this time to determine the outcome of this case. No accrual has been included in the accompanying financial statement for any potential loss arising from this claim.

Note 14.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 12, 2018, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

		2017
AGGREGATE INDEBTEDNESS		
Other accrued expenses	$	22,688
Capital lease obligation		27,559
Total aggregate indebtedness	$	50,247
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholder's equity	$	344,691
Deductions:		
Furniture and office equipment, net of accumulated depreciation		43,699
Other assets		1,702
Haircuts on securities owned		497
Net capital		298,793
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	198,793
Ratio of aggregate indebtedness to net capital		0.17 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2017

SEGREGATION REQUIREMENTS   N/A

FUNDS ON DEPOSIT IN SEGREGATION   N/A

BARRETT & COMPANY

EXEMPTION REPORT

December 31, 2017



**BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.**

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette

Edward F. McCrory

Jean Saylor

Michael S. Resnick

Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Barrett & Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Barrett & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and *(b)* Barrett & Company stated that Barrett & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Barrett & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barrett & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

*Batchelor Frechette,
McCrory, Michael & Co.*

Providence, Rhode Island
February 12, 2018

40 Westminster Street, Suite 600   Providence, RI 02903 | P: 401.621.6200   F: 401.621.6209   www.bfmmcpa.com

Barrett & Company

INVESTMENT SECURITIES

SINCE 1928

THE WILCOX BUILDING, 42 WEYBOSSET STREET, PROVIDENCE, RHODE ISLAND 02903 • 401 351·1000

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Barrett & Company is a broker/dealer registered with the SEC and FINRA.
- Barrett & Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Barrett & Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Barrett & Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2017 through December 31, 2017 without exception.
- Barrett & Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2017 through December 31, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.



Wilson G. Saville, President